Exhibit 99

PARKWAY PROPERTIES, INC.

EMPLOYEE EXCELLENCE RECOGNITION PROGRAM

Effective January 1, 2003

1.   To recognize actions that go above and beyond the normal call of duty, supervisors are encouraged to give employees points, evidenced currently by the issuance of a "Value Square", under this Employee Excellence Recognition Program.  The form of issuance may be changed from the "Value Square" to some other certificate in the future.

2.   A maximum of 10,000 employee excellence points may be awarded to each employee per calendar year.

3.   When an employee accumulates enough points to purchase a share of stock they may turn them in and receive a Parkway stock certificate or they may combine them with points earned from other company incentive programs to purchase any other incentive then offered by the Company.

4.   After all requirements are met, the Company will generate a request to the transfer agent for issuance of the shares, with the request letter being signed by either the CEO or CFO.

5.   For purposes of purchasing Parkway stock under this Program, each point will be worth one-half of one cent ($.005) (e.g., if the stock price is $40, the employee would need 8,000 points to purchase one share).  Otherwise, the employee excellence points will have no cash value.  Upon an employee's termination, his or her  employee excellence points become worthless.

6.   Granting of the employee excellence points should be reserved for an employee going "above and beyond" the normal call of duty, not for doing what is expected of them.

7.   The awarding of employee excellence points should not be used in place of bonuses, overtime, in lieu of salary increases, to keep an employee satisfied, etc.

8.   The Employee Excellence Recognition Program will be administered by the Company.  The Company or its designee will maintain account records of points earned and redeemed for each Parkway employee.

9.   The employee excellence points are non-transferable between/among employees.  Only the person receiving the employee excellence points can "cash them in."

10. A separate log of common stock issued under the Program will be kept in the log book, so that the Company can quantify at any point in time, how many shares of stock have been issued under the Program.

11. A total of 10,000 shares of common stock have been authorized for issuance under this Program.